UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avis Budget Group, Inc.

File No. 001-10308 - CF#27327

_____

Avis Budget Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on August 30, 2011.

Based on representations by Avis Budget Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through June 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel